UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 5)

BANKRATE, INC.
(Name of Subject Company—(Issuer))

BEN MERGER SUB, INC.
BEN HOLDINGS, INC.
BANKRATE, INC.
Peter C. Morse
Thomas R. Evans
Robert P. O’Block
Edward J. DiMaria
Daniel P. Hoogterp
Steven L. Horowitz
Michael Ricciardelli
Donaldson M. Ross
Bruce J. Zanca
(Name of Person(s) Filing Statements)
Ben Holding S.à r.l.
Apax US VII, L.P.
Apax Europe VII-A, L.P.
Apax Europe VII-B, L.P.
Apax Europe VII-1, L.P.
Apax US VII GP, L.P.
Apax US VII GP, Ltd.
Apax Europe VII GP L.P. Inc.
Apax Europe VII GP Co. Limited
Apax Partners Europe Managers Ltd
(Names of Filing Persons—(Other Person(s)))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

06646V108
(CUSIP Number of Class of Securities)

Mitch Truwit c/o BEN Holdings, Inc. 601 Lexington Avenue, 53rd Floor New York, New York 10022 Telephone: (212) 646-7242	Edward J. DiMaria 11760 U.S. Highway One, Suite 200 North Palm Beach, Florida 33408 Telephone: (561) 630-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joshua N. Korff, Esq. Susan J. Zachman, Esq. Christopher A. Kitchen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800	Lawrence S. Makow, Esq. David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000
This statement is filed in connection with (check the appropriate box):
     1. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     2. ☐ The filing of a registration statement under the Securities Act of 1933.
     3. ☑ A tender offer.
     4. ☐ None of the above.
Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:☐
Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$586,151,577	$32,707

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 19,223,794 shares of common stock, par value $0.01 per share, at $28.50 per share. The transaction value also includes the offer price of $28.50 multiplied by 1,326,803, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,707

Filing Party:	BEN Merger Sub, Inc., BEN Holdings, Inc. and other filers

Schedule:	Schedule TO-T

Date Filed:	July 28, 2009

INTRODUCTION
     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by BEN Merger Sub, Inc. (“Purchaser”), BEN Holdings, Inc. (“Parent”), Ben Holding S.à r.l., Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited, Apax Partners Europe Managers Ltd, Bankrate, Inc., a Florida corporation (“Bankrate” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, Peter C. Morse, Thomas R. Evans, Robert P. O’Block, Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca. Parent is a wholly-owned subsidiary of Ben Holding S.à r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (“Apax Europe VII Funds”). Apax Partners, L.P. is (i) an advisor to Apax US VII Fund under an investment advisory agreement with Apax US VII Fund, (ii) an advisor to Apax Europe VII Funds, and (iii) an advisor to Apax Partners Europe Managers Ltd, the discretionary investment manager to the Apax Europe VII Funds, under separate investment advisory contracts. This Transaction Statement relates to the tender offer by Parent and Purchaser to acquire all of the outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”), at a price of $28.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (as amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of Parent and Purchaser and the other parties thereto, filed with the Securities and Exchange Commission (“SEC”) on July 28, 2009, as amended from time to time, (the “Schedule TO”).
     This Transaction Statement also relates to the Agreement and Plan of Merger dated as of July 22, 2009 by and among Parent, Purchaser and Bankrate (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with Bankrate continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, Bankrate and its subsidiaries, certain shares owned by certain of Bankrate’s officers and directors, and Shares with respect to which dissenters' rights are properly demanded and perfected) will be converted into the right to receive $28.50 in cash.
     The Company has filed a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule  14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 has been filed as Exhibit (a)(2) hereto, a copy of the Offer to Purchase has been filed as Exhibit (a)(1)(A) hereto and a copy of the Merger Agreement has been filed as Exhibit (d)(1) hereto.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes and amendments thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or Purchaser has been provided by such person and not by any other person.

Item 1: Summary Term Sheet
Regulation M-A Item 1001
     Item 1 is amended by adding the following:
     The full text of the press releases announcing the completion of the Offer, which are attached as Exhibit (a)(5)(5) and Exhibit (a)(5)(7) and are incorporated by reference herein.
     On August 25, 2009, Parent and Purchaser commenced mailing the Information Statement Relating to Merger (the “Information Statement”) to shareholders of record on August 25, 2009. The Information Statement is being delivered pursuant to Section 607.1140(2) of the FBCA in connection with the “short-form” merger of Bankrate into Purchaser. The Merger Agreement, a copy of which was filed a s Exhibit (d)(1), is being delivered together with the Information Statement.
     The Information Statement is attached as Exhibit (a)(5)(6) and is incorporated by reference herein.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms.
     Item 4 is amended by adding the following:
     The full text of the press releases announcing the completion of the Offer, which are attached as Exhibit (a)(5)(5) and Exhibit (a)(5)(7) and are incorporated by reference herein.
Item 15: Additional Information
Regulation M-A Item 1011
(b)	Other Material Information.
     Item 15 is amended by adding the following:
     The full text of the press releases announcing the completion of the Offer, which are attached as Exhibit (a)(5)(5) and Exhibit (a)(5)(7) and are incorporated by reference herein.
     On August 25, 2009, Parent and Purchaser commenced mailing the Information Statement to shareholders of record on August 25, 2009. The Information Statement is being delivered pursuant to Section 607.1140(2) of the FBCA in connection with the “short-form” merger of Bankrate into Purchaser. The Merger Agreement, a copy of which was filed a s Exhibit (d)(1), is being delivered together with the Information Statement.
     The Information Statement is attached as Exhibit (a)(5)(6) and is incorporated by reference herein.

Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 28, 2009 as amended on August 11, 2009, August 17, 2009 and August 21, 2009. (incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by BEN Merger Sub, Inc. and BEN Holdings, Inc. and the other parties thereto dated, August 21, 2009).*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.*

(a)(1)(F)	Text of press release, dated July 28, 2009, concerning the Offer.*

(a)(1)(G)	Summary Advertisement as published on July 28, 2009.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2009 as amended on August 3, 2009, August 11, 2009, August 17, 2009 and August 21, 2009, which is incorporated by reference herein.*

(a)(5)(1)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB (incorporated by reference to Exhibit (a)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(a)(5)(2)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(3)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(4)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ (incorporated by reference to Exhibit (a)(7) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).*

(a)(5)(5)	Press release issued by BEN Holdings, Inc. and BEN Merger Sub, Inc., dated August 25, 2009, announcing the completion of the tender offer.

(a)(5)(6)	Information Statement Relating to Merger.

(a)(5)(7)	Press release issued by Bankrate, Inc., dated August 25, 2009, announcing the completion of the tender offer (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Bankrate, Inc. on August 27, 2009).

(b)	None.

(c)(1)	Opinion of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Annex B of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(2)	Presentation of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(2) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(3)	Opinion of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Annex C of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(4)	Presentation of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(5)	Presentation of Allen & Company LLC, dated June 30, 2009 (incorporated by reference to Exhibit (c)(5) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).*

(d)(1)	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009.*

(d)(2)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(3)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter

Exhibit No.

C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(4)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(5)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(6)	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(7)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(8)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(f)	Statement of Appraisal Rights.*

(g)	None.

*Previously filed

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2009

BEN MERGER SUB, INC.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Director, Vice President, Secretary

BEN HOLDINGS, INC.
By:	/s/ Mitch Truwit
	Name:	Mitch Truwit
	Title:	Director, Vice President, Assistant Secretary

BEN HOLDING S.ÀR.L.
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Class B Director

APAX US VII, L.P. By: Apax US VII GP, L.P. Its: General Partner By: Apax US VII GP, Ltd. Its: General Partner
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

APAX EUROPE VII-A, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

APAX EUROPE VII-B, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

APAX EUROPE VII-1, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

APAX US VII GP, L.P. By: Apax US VII GP, Ltd. Its: General Partner
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

APAX US VII GP, LTD.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

APAX EUROPE VII GP L.P. INC. By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

APAX EUROPE VII GP CO. LTD
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD
By:	/s/ Paul Fitzsimons
	Name:	Paul Fitzsimons
	Title:	Director

By:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	Authorized Signatory

BANKRATE, INC.

By:	/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President
Chief Financial Officer

/s/ Peter C. Morse
Peter C. Morse

/s/ Thomas R. Evans
Thomas R. Evans

/s/ Robert P. O’Block
Robert P. O’Block

/s/ Edward J. DiMaria
Edward J. DiMaria

/s/ Daniel P. Hoogterp
Daniel P. Hoogterp

/s/ Steven L. Horowitz
Steven L. Horowitz

/s/ Michael Ricciardelli
Michael Ricciardelli

/s/ Donaldson M. Ross
Donaldson M. Ross

/s/ Bruce J. Zanca
Bruce J. Zanca

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 28, 2009 as amended on August 11, 2009, August 17, 2009 and August 21, 2009. (incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by BEN Merger Sub, Inc. and BEN Holdings, Inc. and the other parties thereto dated, August 21, 2009).*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.*

(a)(1)(F)	Text of press release, dated July 28, 2009, concerning the Offer.*

(a)(1)(G)	Summary Advertisement as published on July 28, 2009.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2009 as amended on August 3, 2009, August 11, 2009, August 17, 2009 and August 21, 2009, which is incorporated by reference herein.*

(a)(5)(1)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB (incorporated by reference to Exhibit (a)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(a)(5)(2)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(3)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(4)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ (incorporated by reference to Exhibit (a)(7) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).*

(a)(5)(5)	Press release issued by BEN Holdings, Inc. and BEN Merger Sub, Inc., dated August 25, 2009, announcing the completion of the tender offer.

(a)(5)(6)	Information Statement Relating to Merger.

(a)(5)(7)	Press release issued by Bankrate, Inc., dated August 25, 2009, announcing the completion of the tender offer (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Bankrate, Inc. on August 27, 2009).

(b)	None.

(c)(1)	Opinion of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Annex B of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(2)	Presentation of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(2) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(3)	Opinion of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Annex C of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(4)	Presentation of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(5)	Presentation of Allen & Company LLC, dated June 30, 2009 (incorporated by reference to Exhibit (c)(5) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).*

(d)(1)	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009.*

(d)(2)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

Exhibit No.

(d)(3)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(4)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(5)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(6)	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(7)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(8)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(f)	Statement of Appraisal Rights.*

(g)	None.

*Previously filed